                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*



                   Integrated Packaging Assembly Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457989101
        ---------------------------------------------------------------
                                (CUSIP Number)

                                  Calvin Lee
                   Orient Semiconductor Electronics, Limited
                       12-2 Nei Huan South RD. N.E.P.Z.
                                Kaohsiung 81120
                                  Taiwan, ROC
                                 886-7-3613131
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 29, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                    1 of 9

CUSIP NO. 457989101
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Orient Semiconductor Electronics, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Taiwan, ROC
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          60,567,390
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          60,567,390
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-

2 of 9

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      60,567,390 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      63.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

3 of 9

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Integrated Packaging Assembly Corporation, a Delaware corporation ("IPAC"). The principal executive offices of IPAC are located at 2221 Old Oakland Road, San Jose, California 95131.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Orient Semiconductor Electronics, Limited, a Taiwanese corporation ("OSE") traded on the Taiwan Stock Exchange. OSE is one of the leading integrated circuit packaging and contract electronic manufacturing companies in the world providing services to original equipment manufacturers and brand name companies for electronic products.

     (b) The address of the principal office and principal business OSE is 12-2 Nei Huan South RD. N.E.P.Z, Kaohsiung 81120 Taiwan, ROC.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of OSE's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of OSE named in Schedule I to this Schedule 13D are citizens of Taiwan, ROC, except for Edward S. Duh who is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock was acquired by OSE pursuant to the Purchase Agreement (as defined in Item 4 below) in exchange for the shares of common stock of OSEI owned by OSE. The value of the OSEI shares exchanged for the Common Stock was $941,176.47.

ITEM 4. PURPOSE OF TRANSACTION

     (a) Pursuant to a Stock Purchase Agreement dated as of October 29, 1999 (the "Purchase Agreement"), IPAC acquired all of the issued and outstanding shares of capital stock of OSE, Inc. ("OSEI"), a California corporation with its principal place of business at 2700 Augustine Drive, Suite 140, Santa Clara, California, in exchange for Common Stock. OSE owned approximately 18.8% of the capital stock of OSEI, for which it received 4,877,193 shares of Common Stock pursuant to the Purchase Agreement, representing 5.1% of all outstanding shares of Common Stock. The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

     (b) - (i) Not applicable.

4 of 9

     (j) Other than as described above, OSE currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although OSE reserves the right to develop and adopt such plans in the future).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) OSE beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 60,567,390 shares of Common Stock, of which 41,246,312 are shares that may be obtained through conversion of 3,000,000 shares of IPAC Series A Preferred Stock owned by OSE, 14,443,885 are shares of Common Stock owned by OSE prior to the transaction described in Item 4 hereof, and 4,877,193 are shares of Common Stock acquired by OSE pursuant to the Purchase Agreement described in Item 4 hereof. Such aggregate number of shares constitutes 63.1% of the issued and outstanding shares of Common Stock as of February 27, 2000.

     Calvin Lee beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 4,267,544 shares of Common Stock. Such shares constitute 7.8% of the issued and outstanding shares of Common Stock as of February 27, 2000.

     Eugene S. Duh beneficially owns and has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 3,048,246 shares of Common Stock. Such shares constitute 5.6% of the issued and outstanding shares of Common Stock as of February 27, 2000.

5 of 9

     (c) OSE, Mr.Lee, and Mr. Duh have not effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to OSE's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IPAC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.         DESCRIPTION
                    -----------

         99.1 Agreement For Purchase And Sale Of Common Stock By And Among Integrated Packaging Assembly Corporation, OSE, Inc. and the Shareholders Of OSE, Inc. dates as of October 29, 1999.

         99.2 Power of Attorney

6 of 9

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2000                 ORIENT SEMICONDUCTOR ELECTRONICS, LIMITED

                                           By:     *
                                              ---------------

                                              Calvin Lee
                                              President

                                                      *By: /s/ Edmond Tseng
                                                           --------------------
                                                               Edmond Tseng
                                                               Attorney-in-Fact

-------------------------------------------------------------
This Amendment to Schedule 13D was executed by Edmond Tseng pursuant to Power of Attorney, a copy of which is filed herewith as Exhibit 99.2.

7 of 9

                                  SCHEDULE I

  EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ORIENT SEMICONDUCTOR ELECTRONICS,
                                    LIMITED

NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
                             ----------------------------------

Mei-Shou Duh Yang            Director, Chairman of the Board,
                             Orient Semiconductor Electronics, Limited

Eugene C.Y. Duh              Director, Orient Semiconductor Electronics, Limited

Edward S. Duh                Director and Vice President, Orient Semiconductor
                             Electronics, Limited

Ping-Ping Chang Chao         Director, Orient Semiconductor Electronics, Limited

Kwan-Fen Wang Chen           Director, Orient Semiconductor Electronics, Limited

Teng-Kung, Liu               Director, Orient Semiconductor Electronics, Limited

Calivn Lee                   Director and President, Orient Semiconductor
                             Electronics, Limited

Hui-Mei Tsai                 Supervisor, Orient Semiconductor Electronics,
                             Limited

Hsaio Fen, Ku                Supervisor, Orient Semiconductor Electronics,
                             Limited

A-Mei Chen                   Vice-President, Orient Semiconductor Electronics,
                             Limited

Yin-Hsing Chiang             Vice-President, Orient Semiconductor Electronics,
                             Limited

All individuals named in the above table are employed by Orient Semiconductor Electronics, Limited. The address of Orient Semiconductor Electronics, Limited principal executive office is 12-2 Nei Huan South RD. N.E.P.Z. Kaohsiung 81120 Taiwan, ROC.

8 of 9

                                 EXHIBIT INDEX

                                                            SEQUENTIALLY
                                                              NUMBERED
EXHIBIT NO.        DESCRIPTION                                  PAGE
                   -----------                                  ----

99.1 Agreement For Purchase And Sale Of Common Stock By And Among Integrated Packaging Assembly Corporation, Ose, Inc. And The Shareholders Of OSE, Inc. dated as of October 29, 1999.
99.2      Power of Attorney

9 of 9